SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

     Petrobras’ oil production
exceeds two million barrels per day

(Rio de Janeiro, December 26, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that yesterday, December 25, set another daily oil production record in Brazil: 2 million 238 barrels, a mark few companies in the world have reached. The record is the outcome of the progressive production increases that have been taking place in the past few years.

In 2007 alone, the company put six new production platforms online, adding 590,000 barrels to the installed capacity (maximum lifting capacity the units were designed for) in Brazilian fields. The previous record had been set on October 23 2006, at 1,912,000 barrels.

Platform P-54, which kicked production off on December 11 in the Roncador field, in the Campos Basin (RJ), was the latest of the five units to go online this year. At peak production, foreseen for the second half of 2008, it will add 180,000 barrels per day (bpd) to domestic production.

Last November, the company had already started operating two other large production units: P-52, also in the Roncador field and with the same total production capacity as the P-54; and FPSO Cidade de Vitória, installed in November in the Golfinho field, Espírito Santo Basin, capable of lifting 100,000 bpd.

In addition to these three units, the FPSO Cidade do Rio de Janeiro went online in January, capable of lifting 100,000 bpd in the Espadarte field, in the Campos Basin, as well as the Manati platform, in the field with the same name, at the state of Bahia, with capacity to produce up to 6 million m3 of gas per day; and, in October, the Piranema platform, with capacity to lift 30,000 bpd of light oil, off the Sergipe coast.

Onshore production revitalization

Although more than 80% of the oil Petrobras produces in Brazil comes from offshore fields, onshore production has an important role too. The average onshore field production has hovered over 230,000 barrels per day, a volume that has been being maintained in the past

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

few years thanks to the new technologies the company has been developing to increase mature field useful lives. Furthermore, the company is foreseeing considerable onshore production growth in the upcoming years.

Four new platforms

The pace at which new oil production systems are going online in the company’s portfolio will continue intense. In 2008, three new oil platforms and one gas platform are scheduled for deployment: the P-51, in the Marlim Sul field, capable of lifting 180,000 bpd; P-53, in Marlim Leste, also designed to lift 180,000 bpd, and FPSO Cidade de Niterói, in the Marlim Leste field (Campos Basin), at 100,000 bpd. And, finally, there is also the FPSO Cidade de São Mateus, which will lift gas from the Camarupim field (Espírito Santo Basin) and was designed to produce 10,000,000 m3 per day. It must also be emphasized that the P-51 is the first platform built entirely in Brazil.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.